Exhibit 99.1

Western Copper and Gold Appoints Dr. Bill Williams to Board of Directors

VANCOUVER, BC, Nov. 9, 2020 /CNW/ -  Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce that Dr. Bill Williams has been appointed to Western's Board of Directors, effective November 6, 2020.

Dr. Williams is an economic geologist with nearly 40 years of experience related to the exploration and development of mining and oil & gas projects as well as oversight of mining operations. He provides consulting services to the mining industry with a focus on company/project (e)valuations, M&A analyses, risk analysis, project management, and permitting strategies.  Most recently, he served as the Interim CEO and Director of Detour Gold Corporation and was a Director and COO of Zinc One Resources Inc., with whom he led the team that made the discovery of the Mina Chica zinc-oxide deposit in the Bongará district, north-central Peru. He is the former CEO, President, and Director of Orvana Minerals Corp., prior to which he was a Vice President for Phelps Dodge Exploration overseeing activity in the Americas, which included the discovery of the Haquira porphyry copper deposit in Peru. During his tenure with Phelps Dodge he was also engaged in M&A activities. Additionally, he worked on the development of porphyry copper deposits in Argentina for Northern Orion Explorations, exploration for porphyry copper deposits in Chile for Western Mining, and he started his career working for Tenneco Oil Company in the exploration and development of oil and gas deposits. Dr. Williams holds a Ph.D. in Economic Geology from the University of Arizona and is a Certified Professional Geologist.

"Bill's diverse background in the mining industry strategically compliments the existing experience on Western's Board of Directors", said Dale Corman, Executive Chairman. "We look forward to Bill's contributions as we move the Casino Project forward."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"
Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

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SOURCE Westerna Copper and Gold Corporation

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%CIK: 0001364125

For further information: Western Copper and Gold Investor Relations, info@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:59e 09-NOV-20